# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vacasa, Inc., CIK 0001874944
CUSIP: 91854V206
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 850 NW 13TH AVENUE, PORTLAND, Oregon (OR), 097209
Date of event which requires filing of this statement: 03/14/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000902664-24-003017
Filed by CIK 0001595082
Persons authorized to receive notices and communications: Shulamit Leviant, Esq., Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York (NY), 10022, 212-446-4053; Ele Klein & Adriana Schwartz, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, ###-##-####

## Reporting persons
- M.H. Davidson & Co. (CIK 0001336624): type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 555; sole dispositive power 0; shared dispositive power 555; aggregate amount beneficially owned 555 (0% of the class)
- Davidson Kempner Opportunistic Credit LP (CIK 0001981303): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 71,559; sole dispositive power 0; shared dispositive power 71,559; aggregate amount beneficially owned 71,559 (0.45% of the class)
- DKOF VI Trading Subsidiary LP (CIK 0002015526): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,270,442; sole dispositive power 0; shared dispositive power 1,270,442; aggregate amount beneficially owned 1,270,442 (8.01% of the class)
- DK VCSA Lender LLC (CIK 0002033017): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 12,523,352; sole dispositive power 0; shared dispositive power 12,523,352; aggregate amount beneficially owned 12,523,352 (19.99% of the class)
  Comment: Includes 12,348,527 shares of Class A Common Stock issuable upon conversion of Notes (including 4,807,692 shares of Class A Common Stock issuable upon conversion of the DK Option Notes. The conversion of the Notes reported herein is subject to (i) prior to receipt of Stockholder, the change of control provisions of the Revolving Credit Agreement, NASDAQ Listing Standard Rule 5635(b) and NASDAQ Listing Standard Rule 5635(d); and (ii) after receipt of Stockholder Approval, the change of control provisions of the Revolving Credit Agreement (the "Change of Control Rules"), and the percentage set forth in row (13) gives effect to clause (i) of the definition of the Change of Control Rules. However, rows (8), (10) and (11) show the number shares of Common Stock that would be issuable upon the conversion of the Notes in full and does not give effect to the Change of Control Rules. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Change of Control Rules, is less than the number of securities reported in rows (8), (10) and (11). The beneficial ownership percentage of such Reporting Person without giving effect to the Change of Control Rules is 44.40%.
- Davidson Kempner Capital Management LP (CIK 0001595082): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,865,908; sole dispositive power 0; shared dispositive power 13,865,908; aggregate amount beneficially owned 13,865,908 (19.99% of the class)
  Comment: Includes 12,348,527 shares of Class A Common Stock issuable upon conversion of Notes (including 4,807,692 shares of Class A Common Stock issuable upon conversion of the DK Option Notes. The conversion of the Notes reported herein is subject to the Change of Control Rules, and the percentage set forth in row (13) gives effect to clause (i) of the definition of the Change of Control Rules. However, rows (8), (10) and (11) show the number shares of Common Stock that would be issuable upon the conversion of the Notes in full and does not give effect to the Change of Control Rules. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Change of Control Rules, is less than the number of securities reported in rows (8), (10) and (11). The beneficial ownership percentage of such Reporting Person without giving effect to the Change of Control Rules is 49.16%.
- Anthony A. Yoseloff (CIK 0001308274): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,865,908; sole dispositive power 0; shared dispositive power 13,865,908; aggregate amount beneficially owned 13,865,908 (19.99% of the class)
  Comment: Includes 12,348,527 shares of Class A Common Stock issuable upon conversion of Notes (including 4,807,692 shares of Class A Common Stock issuable upon conversion of the DK Option Notes. The conversion of the Notes reported herein is subject to the Change of Control Rules, and the percentage set forth in row (13) gives effect to clause (i) of the definition of the Change of Control Rules. However, rows (8), (10) and (11) show the number shares of Common Stock that would be issuable upon the conversion of the Notes in full and does not give effect to the Change of Control Rules. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Change of Control Rules, is less than the number of securities reported in rows (8), (10) and (11). The beneficial ownership percentage of such Reporting Person without giving effect to the Change of Control Rules is 49.16%.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.00001 per share
Name of issuer: Vacasa, Inc.
Address of issuer's principal executive offices: 850 NW 13TH AVENUE, PORTLAND, Oregon (OR), 097209
Comment: This Amendment No. 5 ("Amendment No. 5") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on April 22, 2024 (the "Original Schedule 13D", and the Original Schedule 13D as amended, the "Schedule 13D"). This Amendment No. 5 supplements Items 4 and 7 and amends and restates Item 5(a) and (b) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
As reported in Amendment No. 2 to the Schedule 13D, on February 3, 2025, DK submitted to the Special Committee a letter (the "Initial Offer") setting forth a non-binding offer to acquire all of the outstanding share capital of the Issuer not owned by DK. The Initial Offer was improved, as reported in Amendment No. 3 to the Schedule 13D filed on March 3, 2025, removing the credit agreement amendment condition contained in the Initial Offer, and as reported in Amendment No. 4 to the Schedule 13D filed on March 12, 2025, outlining a proposed efficient two-step transaction structure, which (i) aligned the estimated transaction closing date for the proposed DK transaction with the existing Casago agreement, (ii) reduced the minimum liquidity threshold by 33%, and (iii) provided the ability to obtain interim funding between the signing and closing period for the proposed DK transaction (the "Further Updated Offer").

On March 14, 2025, DK sent a letter to the Special Committee (the "Second Further Updated Offer") further enhancing the terms of the Further Updated Offer by increasing the cash consideration purchase price to $5.75 per share. A copy of the Second Further Updated Offer is filed as Exhibit 99.10 to this Amendment No. 5, and the information set forth in the Second Further Updated Offer is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Class A Common Stock and percentages of the shares of Class A Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon an aggregate of 15,856,348 shares of Class A Common Stock outstanding as of March 10, 2025, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission on March 13, 2025, and assumes the conversion of Notes held by the Reporting Persons, subject, except as otherwise noted, to the Change of Control Rules.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Class A Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.10: Offer Letter, dated March 14, 2025, from Davidson Kempner to the Special Committee of the Board.

## Signatures
- M.H. Davidson & Co.: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member of Davidson Kempner Liquid GP Topco LLC, Managing Member of CO GP., General Partner of CO (03/14/2025)
- Davidson Kempner Opportunistic Credit LP: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member of Davidson Kempner Liquid GP Topco LLC, Managing Member of DKOPPC GP, General Partner of DKOPPC (03/14/2025)
- DKOF VI Trading Subsidiary LP: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member of Davidson Kempner Drawdown GP Topco LLC, Managing Member of DKOF VI GP, General Partner of DKOF VI (03/14/2025)
- DK VCSA Lender LLC: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member of Madave, Manager of DK VCSA Lender (03/14/2025)
- Davidson Kempner Capital Management LP: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member (03/14/2025)
- Anthony A. Yoseloff: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Individually (03/14/2025)